Exhibit 21.1

NORTHSTAR HEALTHCARE INCOME, INC.
List of Significant Subsidiaries

Formation
Entity Name	Jurisdiction
NorthStar Healthcare Income Operating Partnership, LP	Delaware
NS Healthcare Loan Holdings, LLC	Delaware
Aqua Property NT-HCI, LLC	Delaware
Watermark Harvard Square Owner, LLC	Delaware
Watermark Parkview Owner, LLC	Delaware
Watermark Pinebrook Owner, LLC	Delaware